Via Facsimile and U.S. Mail
Mail Stop 6010

May 22, 2007

Frank Condella
Chief Executive Officer
SkyePharma PLC
105 Piccadilly
London W1J7NJ, England

Re: SkyePharma PLC
Form 20-F for Fiscal Year Ended December 31, 2005
Filed June 30, 2006
File No. 000-29860

Dear Mr. Condella:

　　　We have completed our review of your Form 20-F and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief